Jeffrey S. O’Connor 312-861-2026 joconnor@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861-2000 www.kirkland.com
June 16, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara D. Kalin

Re:	World Omni Auto Receivables LLC
Registration Statement on Form S-3
Filed May 4, 2006
File No. 333-133809

Ladies and Gentlemen:

On behalf of World Omni Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated May 26, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Patrick Ossenbeck, the Depositor’s Treasurer, we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3, marked to show changes from the original Registration Statement as filed on May 4, 2006. The Amendment No. 1 reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Page references in the Depositor’s responses are references to the page numbers in the typeset version of the amendment, copies of which are being provided to Joshua Ravitz, of the Staff, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2006

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: The Depositor confirms that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

The following affiliates of the Depositor have offered asset-backed securities of the same asset class:

Entity	CIK
World Omni Auto Receivables LLC	0001083199
World Omni Auto Receivables Trust 2000-A	0001264332
World Omni Auto Receivables Trust 2001-A	0001264329
World Omni Auto Receivables Trust 2001-B	0001264330
World Omni Auto Receivables Trust 2002-A	0001264328
World Omni Auto Receivables Trust 2003-A	0001264331
World Omni Auto Receivables Trust 2003-B	0001271624
World Omni Auto Receivables Trust 2004-A	0001296342

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2006

World Omni Auto Receivables Trust 2005-A	0001315626
World Omni Auto Receivables Trust 2005-B	0001337032
World Omni Auto Receivables Trust 2006-A	0001353882

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: The Depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the applicable final Rule 424(b) prospectus or finalized agreements will be filed simultaneously with or prior to the applicable final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: The Depositor confirms that the Depositor will file, or cause to be filed, unqualified legal and tax opinions at the time of each takedown.

4.	We note that your disclosure on page 24 of the base prospectus lists several specific types of credit enhancement that may be used by an issuing entity, and goes on to indicate that “other arrangements as may be described in the related prospectus supplement” may be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above, as well as any other similar “catch-all” language.

Response: The Depositor confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2006

actual takedown as required by Rule 409. We have deleted the references to “other arrangements as may be described in the related prospectus supplement” and other similar “catch-all” language in response to the Staff’s comment. Please see pages 26-27.

Prospectus Supplement

Cover

5.	We note from page S-9 that you will use a financial guarantee insurance policy. Please list the insurance policy with other credit enhancements on the cover page and identify on the cover page both the note insurer and the swap counterparty. See Item 1102(h) of Regulation AB.

Response: The requested disclosure with respect to the swap counterparty has been added to the cover page of the prospectus supplement.

With respect to disclosure regarding a financial guarantor, although the use of a financial guaranty insurance policy is possible and, thus, bracketed disclosure regarding it is included in the form of prospectus supplement, the Depositor does not believe the use of such a policy is expected or even likely in a transaction registered under this registration statement. In light of those facts, the Depositor believes that including disclosure on the cover page of the form of prospectus supplement, even if such disclosure is in brackets, may create a misperception in the minds of investors who may erroneously conclude that such a policy is expected or likely, which is not the case. Therefore, the Depositor respectfully requests that disclosure regarding the possible use of a financial guarantor not be included on the cover of the form of prospectus supplement.

In the event that a transaction does include a financial guarantor, the Depositor confirms that the use of the financial guaranty insurance policy and the identity of the financial guarantor would appear on the cover page of the prospectus supplement.

Summary

6.	We note from page S-8 that you include subordination as a form of credit enhancement. Please provide a brief description of the protection or support provided by subordination. In addition, please provide a brief description of how losses not covered by credit enhancement will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2006

Response: We have added disclosure in response to the Staff’s comment. Please see page S-7.

Base Prospectus

Description of the Trust Documents

Credit and Cash Flow Enhancement, page 24

7.	Please ensure that this section describes all forms of credit enhancement that may be used. A list of credit enhancements is not sufficient. Rather, each credit enhancement should be described in the base prospectus. Refer to Item 1114 of Regulation AB.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see pages 26-27.

8.	As a follow-up to the comment above, ensure that you describe the different types of repurchase obligations to which you refer.

Response: The Depositor does not currently anticipate that it will use any repurchase obligations and has deleted the references thereto in response to the Staff’s comment. Please see pages 26-27.

9.	We note from the second paragraph of this section that credit enhancement for a series may cover one or more other series of securities. We also note from the third paragraph of this section that if a form of credit enhancement covers more than one series, securityholders will be subject to the risk that such credit enhancement will be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Response: “Asset-backed securities” are defined in Item 1101(c) of Regulation AB as “securities that are primarily serviced by the cash flows of a discrete pool of receivables or other financial assets…plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders.” In any transaction contemplated by the Depositor, the amount and types of credit enhancement will not change the underlying assumption that the primary source of cash flows for the securities is collections on the receivables held by the applicable trust. Whether any credit enhancement for the securities is

Securities and Exchange Commission

Division of Corporation Finance

June 16, 2006

available only to one, or instead to more than one series of securities, or whether it is available to multiple series on a pro rata or a first-come first-serve basis, will not change the fact that such credit enhancement exists merely to ensure the servicing or timely distributions on the securities and not because it is a primary source of repayment. Therefore, we do not believe that the credit enhancement as described in the prospectus affects the characterization of the securities as “asset-backed securities.”

10.	We note from the fourth paragraph of this section that in addition to interest rate protection agreements or currency swaps, you may use “other agreements with respect to third party payments or other support or other arrangements.” Please revise to either remove this language or to list the derivative instruments to which you refer. Additionally, confirm that any derivative arrangement you intend to use will be limited to an interest or currency agreement.

Response: The Depositor does not currently anticipate using “other agreements with respect to third party payments or other support or other arrangements” and has deleted the references thereto in response to the Staff’s comment. Please see pages 26-27.

The Depositor confirms that the derivative arrangements it intends to use will be interest or currency arrangements that would not be the primary source of cash flows for payments on the securities.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 861-2026.

Sincerely,

Jeffrey S. O’Connor

cc:	Patrick C. Ossenbeck, World Omni Auto Receivables LLC
Stephen P. Artusi, Esq., World Omni Auto Receivables LLC
Reed Auerbach, Esq., McKee Nelson LLP